Exhibit 99.2

Table of Contents

1.	Introduction	3

2.	Overview and description of the business	3

3.	Outlook	3

4.	Company highlights and financial information	4

5.	Summary of royalty, stream and other interests owned by Versamet	5

6.	Summary of quarterly results	10

7.	Results of operations	11

8.	Liquidity and capital resources	12

9.	Transactions with related parties	14

10.	Outstanding share data	15

11.	Non-IFRS measures	15

12.	Off-balance sheet arrangements	19

13.	Significant estimates and judgments	19

14.	Financial instruments and capital management	19

15.	Other risk factors	21

16.	Internal controls over financial reporting and disclosure controls and procedures	21

17.	Cautionary note regarding forward-looking statements	22

18.	Technical and third-party information	23

Versamet Royalties	Management’s Discussion & Analysis	2

1.	Introduction

This Management’s Discussion and Analysis (“MD&A”) of Versamet Royalties Corporation (“Versamet” or the “Company”) has been prepared by management as of November 10, 2026, and should be read in conjunction with the Company’s unaudited condensed interim financial statements for the three and nine months ended September 30, 2026 and 2025 and related notes thereto which have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting”, using accounting policies consistent with IFRS Accounting Standards (“IFRS Accounting Standards” or “IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Financial Reporting Interpretations Committee. Readers are also encouraged to consult the Company’s audited financial statements for the years ended December 31, 2025 and 2024 and the corresponding notes to these financial statements. Unless otherwise specified, all financial information in this MD&A has been prepared in accordance with IFRS. All dollar amounts herein are expressed in U.S. dollars (“USD”), the Company’s functional currency, unless stated. References to C$ are to Canadian dollars.

This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described under “Other risk factors” and “Cautionary note regarding forward-looking statements” in this MD&A and the Company’s Annual Information Form filed under the Company’s profile on SEDAR+ at www.sedarplus.ca.

The head office, principal address and registered office of Versamet is located at Suite 1650, 666 Burrard Street, Vancouver, British Columbia, V6C 2X8.

2.	Overview and description of the business

Versamet is a precious metals focused royalty and streaming company with a global portfolio of royalty and streaming assets. The Company is focused on building a diverse portfolio of royalty, streaming, and other interests and, to date, has built a portfolio of 29 mining royalties and streams, ranging from those currently under exploration to those in production and already cash-generating for Versamet.

The Company further expects cash flow to grow over time through exposure (via its royalty, stream and other interests) to potential exploration success, throughput expansions, mine life extensions and new mine builds. By building a diverse portfolio of royalty, stream and other interests, Versamet's management believes it is maximizing upside potential from strengthening metal prices and resource growth while minimizing downside risk.

Versamet’s current royalties and streams are detailed further below under “5. Summary of royalty, stream and other interests owned by Versamet”. The Company is continually assessing potential opportunities to grow its portfolio of assets through acquisition opportunities, and in doing so is supported by its largest shareholders, B2Gold Corp. (~28%), Tether (~13%), and the Lundin family (~9%).

3.	Outlook

Versamet expects1 2026 attributable GEOs2 to be between 20,000 to 23,000 at an average cash cost margin2 of approximately 93%, with approximately 85% of expected revenue derived from gold and silver. 2026 expected GEOs would represent another record for the Company and more than a 100% year-over-year increase. 2026 GEOs are calculated using consensus prices and based on public forecasts from operators and the Company’s internal estimates.

1.	Statements made in this section contain forward-looking information. Refer to the forward-looking statements section of this MD&A.
2.	See “11. Non-IFRS measures”

Versamet Royalties	Management’s Discussion & Analysis	3

4.	Company highlights and financial information

Operating results for the three and nine months ended September 30, 2026

•	Total revenue of $21.1 million and $68.8 million for the three and nine months ended September 30, 2026 (2025: $8.1 million and $16.4 million);

•	GEOs of 4,959[1] and 15,127[1] for the three and nine months ended September 30, 2026 (2025: 2,699[1] and 5,3851);

•	Operating cash flows, excluding working capital changes, of $18.1 million[1] and $57.1 million[1] for the three and nine months ended September 30, 2026 (2025: $6.1 million[1] and $10.8 million1);

•	Net income of $4.1 million and $22.7 million for the three and nine months ended September 30, 2026 (2025: $3.3 million and $5.3 million); and

•	Adjusted EBITDA of $17.9 million[1] and $55.1 million[1] for the three and nine months ended September 30, 2026 (2025: $5.7 million[1] and $9.4 million1).

1.	See “11. Non-IFRS measures”

Revenue and Attributable GEO Performance

The following table summarizes the Company’s total revenues from royalty, stream and other interests during the three and nine months ended September 30, 2026 and 2025:

In $000s	3 months ended Sep. 30, 2026 $	3 months ended Sep. 30, 2025 $	9 months ended Sep. 30, 2026 $	9 months ended Sep. 30, 2025 $
Blackwater	374	497	1,598	859
Cuiú Cuiú	296	250	296	250
Greenstone gold interest	4,460	3,611	14,385	10,035
Kiaka	8,469	1,752	24,549	1,752
Kolpa	3,173	1,463	7,362	1,949
Mercedes	634	447	2,181	1,454
Rosh Pinah	1,939	-	13,860	-
Santa Rita	1,770	98	4,585	98
Total revenue	21,115	8,118	68,816	16,397

Versamet Royalties	Management’s Discussion & Analysis	4

The following table summarizes the Company’s Attributable GEOs from royalty, stream and other interests during the three and nine months ended September 30, 2026 and 2025:

	3 months ended Sep. 30, 2026	3 months ended Sep. 30, 2025	9 months ended Sep. 30, 2026	9 months ended Sep. 30, 2025
Blackwater	88	144	349	254
Cuiú Cuiú	70	72	70	72
Greenstone gold interest	1,050	1,050	3,150	3,150
Kiaka	1,987	507	5,421	507
Kolpa	744	423	1,642	571
Mercedes	149	129	479	457
Rosh Pinah	455	-	3,003	-
Santa Rita	416	374	1,013	374
Total Attributable GEOs[1]	4,959	2,699	15,127	5,385

1.	See “11. Non-IFRS measures”

5.	Summary of royalty, stream and other interests owned by Versamet

As of the date of this MD&A, Versamet currently owns 29 royalties and streams, of which eight are currently cash-generating for Versamet. A description of Versamet's royalties, streams, and other interests is included below. Versamet does not conduct mining operations on the properties in which it holds a royalty, stream or other interests, and as such it is not required to contribute to capital costs, exploration costs, environmental costs or other operating costs on those properties. Versamet management believes diversification of our royalties and streams, both in terms of project, metal type, and jurisdiction, will be key to the Company’s success, as it is well positioned to take advantage of strengthening metals prices while minimizing downside risk.

A full listing of the Company’s royalty, stream and other interests is presented in the table below:

Project	Location	Details %	Product	Project Ownership
Producing
Blackwater	Canada	0.21 NSR [1]	Au, Ag	Artemis Gold Inc.
Cuiú Cuiú	Brazil	1.5 NSR [2]	Au	Cabral Gold Inc.
Greenstone	Canada	1.26 interest [3]	Au	Equinox Gold Corp.
Kiaka	Burkina Faso	2.7 NSR [4]	Au	West African Resources Limited
Kolpa	Peru	95.8 stream [5]	Cu	Endeavour Silver Corp.
Mercedes	Mexico	2.0 NSR	Au, Ag	Highlander Silver Corp.
Rosh Pinah	Namibia	90.0 stream [6]	Ag	Appian Capital Advisory LLP
Santa Rita	Brazil	2.75 NSR	Ni, Cu, Au, Co, Pd, Pt	Appian Capital Advisory LLP
Near-term cash flowing
El Pilar	Mexico	1.0 GRR [7]	Cu	Southern Copper Corp.
Eskay Creek	Canada	3.52 stream [8]	Au	Skeena Resources Limited
Toega	Burkina Faso	2.7 NSR [9]	Au	West African Resources Limited
Vittangi	Sweden	1.0 NSR	Graphite	Talga Group Ltd.
Development
Converse	USA	1.0 NSR	Au, Ag	Roxmore Resources Inc.
Hackett River	Canada	2.0 NSR	Zn, Ag, Cu, Pb, Au	Glencore Canada Corp.
Mason	USA	0.4 NSR	Cu, Au, Mo, Ag	Hudbay Minerals Inc.
PC Silver Mine	Canada	1.2 NSR	Zn, Pb, Ag	Honey Badger Silver Inc.
Pilar	Brazil	1.0 NSR	Au	Pilar Gold Inc.

Versamet Royalties	Management’s Discussion & Analysis	5

Project	Location	Details %	Product	Project Ownership
Exploration
Adi Dairo	Ethiopia	1.0 NSR	Cu, Zn, Au	Sun Peak Metals Corp.
Ajax	Canada	1.5 NSR	Cu, Au, Ag	KGHM / Abacus Mining & Exploration Co.
Bobosso	Cote d’Ivoire	1.0 NSR	Au	Montage Gold Corp.
Del Norte	Canada	1.0 NSR	Au, Ag	Teuton Resources Corp.
Golden Sidewalk	Canada	2.0 NSR	Au	Prosper Gold Corp.
Midas	Canada	1.0 NSR	Au, Ag	Teuton Resources Corp.
Mocoa	Colombia	2.0 NSR	Cu, Mo	Copper Giant Resources Corp.
Nefasit	Ethiopia	1.0 NSR	Cu, Zn, Au	Sun Peak Metals Corp.
Pacaska	Peru	0.5 NSR	Au, Cu	Copper Standard Resources Inc.
Primavera	Nicaragua	1.5 NSR	Au, Cu	Equinox Gold Corp.
Wiluna	Australia	2.0 NSR	Uranium	Toro Energy Limited
Zuun Mod	Mongolia	1.5 NSR	Mo, Cu	Erdene Resource Development Corp.

1.	0.21% net smelter returns royalty applicable to approximately 35–50% of production (Versamet management estimate).
2.	On the completion of a positive Technical Report, which occurred in September 2025, an advance royalty payment of $250,000 per year commenced. Advance royalty payments are creditable against future production royalties
3.	Greater of i) 1.26% of monthly production at Greenstone (100%), or ii) 350 ounces Au, until 63,000 ounces Au have been delivered; gold deliveries subject to per-ounce payments equal to 20% of the prevailing spot gold price at time of delivery.
4.	2.7% NSR royalty (100% basis) until 2.5 Moz Au produced; 0.45% NSR royalty on the next 1.5 Moz Au.
5.	Greater of i) 95.8% of produced copper and ii) 0.03 tonnes of copper per tonne of produced lead until 6,000 tonnes of copper delivered; 71.85% of produced copper until 10,500 tonnes of copper delivered; 47.9% of produced copper thereafter; copper deliveries subject to payments equal to 10% of the spot price.
6.	Payable silver will be calculated as 4,000 ounces of payable silver per million pounds of recovered zinc until the delivery of 250 koz to the stream and 2,850 ounces of payable silver per million pounds of recovered zinc (inclusive of the first 250 koz above) until the earlier of i) the delivery of 1.35 Moz of silver to the stream or ii) December 31, 2028. Subsequently, payable silver will be 90% of the payable silver produced from the mine. Silver deliveries are subject to per-ounce payments equal to 10% of the prevailing spot silver price at the time of delivery.
7.	1.0% gross revenue royalty excludes the first 85 Mlbs of payable copper production.
8.	If completion tests are not satisfied by September 30, 2027, the attributable gold stream percentage will increase incrementally to 3.57%, 3.62% and 3.67% if completion is achieved in the first, second or third calendar quarters following that date, respectively. It will increase by a further 0.13% per quarter thereafter until the completion tests are satisfied. Gold deliveries are subject to per-ounce payments equal to 10% of the prevailing spot gold price at the time of delivery.
9.	2.7% NSR royalty (100% basis) until royalty payments total $22.5 million; 0.45% NSR royalty thereafter until 1.5 Moz produced.

Q3 2026 Portfolio Updates

This section provides updates to the Company’s portfolio of assets. Where there are no material updates in the quarter, no discussion has been included.

Producing assets

Kiaka, Burkina Faso (2.7% NSR Royalty)

Kiaka delivered strong operational performance in Q3 2026 with record gold production of 76,030 ounces, a 13% increase over the previous quarter. The increase was driven by a 15% rise in mill throughput to 2.87 million tonnes, with an average head grade of 0.9 g/t and recovery of 93.1%. West African Resources (“West African”) sold 73,492 ounces of gold from Kiaka during the quarter and held 20,861 ounces of unsold gold bullion at the end of the quarter. Versamet expects this bullion to contribute to GEOs in subsequent quarters. Kiaka is expected to produce between 240,000 and 280,000 ounces of gold in 2026.

For more information, please refer to West African Resources ASX announcements dated October 8, 2026 and October 28, 2026.

Versamet Royalties	Management’s Discussion & Analysis	6

Greenstone, Canada (1.26% interest)

Greenstone produced 60,596 ounces of gold in Q3 2026 with the plant processing 2.2 million tonnes at an average grade of 1.03 g/t. Equinox expects stronger production at Greenstone through the remainder of 2026 and into 2027. Attributable production from Greenstone totaled 1,050 gold ounces in Q3 2026.

For more information, please refer to Equinox’s news release dated October 13, 2026.

Rosh Pinah, Namibia (90% silver stream)

In Q3 2026, the Company recorded 455 GEOs from sales of silver deliveries from Rosh Pinah. Deliveries from Rosh Pinah depend on the timing of offtaker shipments and settlements, which can create variability in quarter over quarter delivery volumes. The RP2.0 expansion project is nearing completion, with final phases of construction, commissioning and ramp up underway.

For more information, please refer to Appian Capital Advisory LLP’s (“Appian”) LinkedIn post dated October 12, 2026.

Santa Rita, Brazil (2.75% NSR Royalty)

In Q3 2026, the Company recorded 416 GEOs from royalty revenue from Santa Rita. In August, Santa Rita produced a record 12,464 tonnes of nickel concentrate and achieved a record metallurgical recovery rate of 86.72%, the highest levels since operations restarted under Appian’s ownership in 2019.

Santa Rita continues to advance the transition from open-pit to underground operations, which is expected to extend the mine’s operating life beyond 30 years and produce approximately 30,000 tonnes of nickel equivalent per year. Appian is advancing the Definitive Feasibility Study in parallel with initial underground works, which began in March 2026 and have now excavated over 600 meters of tunnels.

For more information, please refer to Appian’s media release dated October 5, 2026.

Blackwater, Canada (0.21% NSR Royalty)

Blackwater produced 69,546 ounces of gold in Q3 2026, a 14% increase over Q3 2025. Year to date, Blackwater has produced 205,532 ounces and is on track to achieve its full-year guidance of 265,000 to 290,000 ounces of gold.

The Phase 1A expansion, which will increase plant throughput by 33% to 8 Mtpa, was 77% complete at the end of the quarter and remains on track for completion in Q4 2026. Major works construction on the Expanded Phase 2 project continued as planned.

For more information, please refer to Artemis’s news release dated October 13, 2026.

Kolpa, Peru (95.8% copper stream)

In Q3 2026, the Company recorded 744 GEOs from copper deliveries from Kolpa, its highest quarterly GEOs since acquiring the stream in 2025. Kolpa processed 256,052 tonnes in Q3 2026, up 10% from 233,408 tonnes in Q2 2026. The increase reflects the continued benefit of the plant expansion to 2,500 tonnes per day, which was commissioned at the end of Q1 2026.

For more information, please refer to Endeavour Silver’s news release dated October 8, 2026.

Versamet Royalties	Management’s Discussion & Analysis	7

Cuiú Cuiú, Brazil (1.5% NSR Royalty)

On September 10, 2026, Cabral Gold announced the first gold pour at Cuiú Cuiú, producing approximately 1,130 ounces during wet circuit commissioning, and a total of 2,400 oz sold during the quarter. Cabral is ramping up mining and ore stacking towards 3,000 tonnes per day, targeting commercial production and announcing an updated mineral resource estimate before year end.

For more information, please refer to Cabral Gold’s news releases dated September 10, 2026, September 30, 2026 and October 20, 2026.

Development assets

Eskay Creek, Canada (3.52% gold stream)

Construction at Eskay Creek was over 80% complete as of the end of October, up from 62% at June 30, 2026. Over 5 million tonnes of material have been moved, with ore stockpiling expected to commence in October. Most major processing equipment is installed, with Q4 activities focused on mechanical, piping, electrical and instrumentation work ahead of commissioning in 2027. Water management infrastructure continues to advance, while completion of the tailings storage facility haul road and high-voltage electrical infrastructure, including substations and transmission lines, is targeted by year-end. The project remains on track for initial production in Q2 2027. Skeena also continues to advance an updated technical study, expecting completion in early 2027.

For more information, please refer to Skeena’s presentation at Mining Forum Americas on September 28, 2026.

Toega, Burkina Faso (2.7% NSR Royalty)

Pre-production stripping of the Toega open pit continued during Q3 2026, with 1,689kbcm of material moved. West African expects to process the first ore from Toega at Sanbrado in Q1 2027.

For more information, please refer to West African’s ASX announcement dated October 8, 2026 and its presentation at Mining Forum Americas on September 28, 2026.

El Pilar, Mexico (1% GRR Royalty)

On October 20, 2026, Southern Copper Corp. reported that early site preparation at El Pilar began in September 2026, and that it has signed basic engineering contracts for the project’s access road, railway spur, substations and power lines. Construction is expected to begin in Q1 2027, with production expected to begin in the second half of 2029. Once in production, El Pilar is expected to produce 36,000 tonnes of copper cathode per year over an 18-year mine life.

For more information, please refer to Southern Copper Corp.’s news release dated October 20, 2026.

Converse, USA (1% NSR Royalty)

On October 13, 2026, SSR Mining (“SSR”) agreed to acquire Roxmore Resources Inc. (“Roxmore”), with closing expected in Q4 2026, subject to approval by Roxmore shareholders, court approval and other customary conditions. SSR plans to develop Converse as an extension of its adjacent Marigold Complex, with the potential to produce 150,000 to 170,000 ounces of gold per year over a 10+ year mine life from 2033.

Versamet Royalties	Management’s Discussion & Analysis	8

For more information, please refer to SSR’s news release dated October 13, 2026.

PC Silver Mine, Canada (1.2% NSR Royalty)

On September 17, 2026, Honey Badger Silver (“Honey Badger”) released an updated Preliminary Economic Assessment (“PEA”) and Mineral Resource Estimate for the PC Silver project. The PEA contemplates a 22-year underground operation mining approximately 2,400 tonnes per day. Average annual payable production over the life of mine is approximately 2.5 million ounces of silver, 117 million pounds of zinc, 95 million pounds of lead and 1.3 million pounds of copper. Honey Badger is targeting completion of a feasibility study in Q2 2027.

For more information, please refer to Honey Badger’s news release dated September 17, 2026.

Zuun Mod, Mongolia (1.5% NSR Royalty)

On October 14, 2026, Erdene Resource Development Corp. (“Erdene”) released a PEA for its Zuun Mod project. The PEA outlines a 34-year molybdenum-copper operation with average annual production of approximately 19.8 million pounds of molybdenum and 27.9 million pounds of copper. Erdene is in discussions regarding offtake, financing, and strategic partnerships and plans to begin drilling in late October 2026.

For more information, please refer to Erdene’s news release dated October 14, 2026.

Versamet Royalties	Management’s Discussion & Analysis	9

6.	Summary of quarterly results

The following table is a summary of the Company’s financial results and position for the 8 most recently completed quarters:

	Three months ended
In $000s1, except GEO and share amounts	Sep. 30, 2026	Jun. 30, 2026	Mar. 31, 2026	Dec. 31, 2025	Sep. 30, 2025	Jun. 30, 2025	Mar. 31, 2025	Dec. 31, 2024
Total revenue	21,115	23,733	23,968	18,364	8,118	4,825	3,454	3,249
Attributable GEOs[2]	4,959	5,255	4,913	4,430	2,699	1,475	1,211	1,232
Average realized gold price per ounce	4,258	4,516	4,878	4,145	3,451	3,272	2,853	2,636
Average cash cost per attributable GEO[2]	284	336	372	298	323	500	495	449
Average cash cost margin[2]	93%	93%	92%	93%	91%	84%	83%	83%
Net income (loss)	4,079	4,898	13,757	15,059	3,319	170	1,784	(7,261)
Other comprehensive (loss) income	(148)	122	55	(27)	545	(325)	52	(120)
Basic earnings (loss) per share	0.04	0.05	0.14	0.16	0.04	0.00	0.02	(0.08)
Diluted earnings (loss) per share	0.04	0.04	0.13	0.16	0.03	0.00	0.02	(0.08)
Weighted average shares (basic)	108,433,593	107,806,492	99,874,905	92,986,121	92,971,426	92,744,605	92,414,345	92,311,790
Weighted average shares (diluted)	111,295,136	111,091,415	103,526,371	96,501,540	95,738,461	94,457,830	94,004,406	92,311,790
Total assets	776,075	788,212	425,809	418,008	400,448	269,830	231,693	230,249
Long-term liabilities	310,764	341,091	59,194	151,172	158,485	55,647	2,123	2,070
Operating cash inflows before working capital changes[2]	18,142	19,450	19,500	13,929	6,136	3,209	1,411	1,136
Cash flows per share before working capital changes[2]	0.17	0.18	0.20	0.15	0.07	0.03	0.02	0.01
EBITDA[2]	17,470	17,854	25,632	28,574	7,614	8,072	3,414	(7,848)
Adjusted EBITDA[2]	17,855	18,813	18,462	13,626	5,715	2,219	1,486	1,417

1.	Sum of all the quarters may not add up to the annual total due to rounding.
2.	See “11. Non-IFRS measures”.

Changes in revenue, net income, earnings per share, and operating cash flow from quarter to quarter are primarily driven by production levels at the mines underlying the Company’s royalties and streams, the timing of operators’ sales or deliveries under stream agreements, commodity prices, the timing of the commencement of production at mines under development, and acquisitions of new royalties and streams and the related financing. Revenue increased from $3.2 million in Q4 2024 to $21.1 million in Q3 2026. This increase reflects a 62% rise in the average realized gold price, the commencement of production at Blackwater and Kiaka, and the Kolpa, Santa Rita, and Rosh Pinah interests acquired in 2025.

Net income reflects a trend toward higher finance costs, driven by larger amounts outstanding under the Credit Facilities as the Company has made more royalty and stream acquisitions, most notably the Eskay Creek stream in Q2 2026. In addition, the Company recorded $5.7 million of non-recurring charges related to the repayment of the Beedie Convertible Loan in Q2 2025. Net income is further affected by non-cash changes in the fair value of the Greenstone gold interest, driven by forward gold prices, and by an $8.4 million impairment of a royalty interest in Q4 2024.

Total assets and long-term liabilities increased over the eight quarters, primarily due to royalty and stream acquisitions funded by the Company’s Credit Facilities. These included the $35.0 million Kolpa stream in Q2 2025, the Rosh Pinah stream and Santa Rita royalty for $125.0 million in Q3 2025, and the $360.0 million Eskay Creek Gold Stream in Q2 2026, of which $340.0 million was funded by the Credit Facilities. Long-term liabilities decreased in Q1 2026, when the Company repaid $126.0 million on the Credit Facilities, primarily from net proceeds of $114.4 million from equity issuances.

Versamet Royalties	Management’s Discussion & Analysis	10

7.	Results of operations

Revenue

Total revenue was $21.1 million and $68.8 million during the three and nine months ended September 30, 2026, respectively (2025: $8.1 million and $16.4 million). The significant increase from the prior corresponding periods reflects additional paying assets in 2026 compared to 2025 and higher realized commodity prices. Refer to the “5. Summary of royalty, stream and other interests owned by Versamet” for commentary on producing assets.

Operating expenses (income)

In $000s	3 months ended Sep. 30, 2026 $	3 months ended Sep. 30, 2025 $	9 months ended Sep. 30, 2026 $	9 months ended Sep. 30, 2025 $
Cost of sales, excluding depletion	4,974	3,769	16,503	10,254
Depletion	4,201	1,624	12,349	2,523
Administrative expenses	1,962	1,497	8,654	4,198
Change in fair value of Greenstone gold interest	(3,180)	(4,796)	(17,328)	(14,440)
Total operating expenses	7,957	2,094	20,178	2,535

Included in cost of sales, excluding depletion, are the contractual purchase prices for gold, silver and copper delivered under the Greenstone gold interest and the Kolpa and Rosh Pinah streams. Also included is a non-cash drawdown of the Greenstone gold interest (akin to depletion). As the Kolpa and Rosh Pinah streams were acquired in April 2025 and September 2025, respectively, the contractual payment did not cover the whole period as it does in the current periods. In addition, rising metal prices when comparing 2025 to 2026 not only increased cash payments included in cost of sales (as the contractual price is based on a % of the prevailing price on the date of delivery) but also increased the non-cash partial settlement of the Greenstone gold interest, reflecting higher gold sales margins due to a rising gold price compared with the prior corresponding periods.

The increase in depletion expense reflects the additional producing streams and royalties in 2026 compared with the corresponding prior periods.

Administrative expenses increased as the Company’s administrative and corporate development processes evolve and grow to steward our expanded asset base. Notably, the Company incurred Toronto Stock Exchange and Nasdaq listing fees in 2026, with Versamet initially listing on the TSX Venture Exchange in May 2025, and incurred additional travel, conference, and marketing costs as the focus turned to raising the Company’s capital markets profile in 2026.

The Company recognized gains on the Greenstone gold interest in all periods. The change in value is largely driven by the forward gold price, which continued to increase over 2025 and remained elevated in 2026, and the impact of unwinding discounted cash flows over time.

Versamet Royalties	Management’s Discussion & Analysis	11

Other expenses (income) and taxation

In $000s	3 months ended Sep. 30, 2026 $	3 months ended Sep. 30, 2025 $	9 months ended Sep. 30, 2026 $	9 months ended Sep. 30, 2025 $
Change in fair value of convertible debt derivative liability	-	-	-	(3,285)
Finance and interest expense	7,368	1,313	16,288	8,533
Foreign exchange	(71)	34	71	570
Interest income	(130)	(91)	(239)	(115)
Total other expenses	7,167	1,256	16,120	5,703
Income tax expense in net income	1,912	1,449	9,784	2,886

In Q2 2025, the Beedie Convertible Loan was fully repaid; consequently, the convertible debt derivative liability was extinguished, meaning there was no change in fair value in 2026.

The increase in finance and interest expense primarily reflects higher amounts drawn on the Credit Facilities to fund the Eskay Creek Gold Stream purchase in 2026, partially offset by $2.4 million in non-recurring prepayment fees and $3.3 million in accelerated accretion in finance expense resulting from the repayment of the Beedie Convertible Loan in Q2 2025.

Foreign exchange movements in 2026 are primarily due to the revaluation of Canadian-dollar cash on hand, working capital, and lease liability. The nine-month comparative period also includes movements from revaluing the Canadian-denominated Beedie Convertible Loan to US dollars, the Company’s functional currency, which was repaid in Q2 2025.

The Company recognized a tax expense of $9.8 million during the nine months ended September 30, 2026 (2025: $2.9 million), comprising deferred tax expense of $9.2 million (2025: $2.5 million) and current tax expense of $0.6 million (2025: $0.4 million). The increase in current period deferred tax expense was primarily driven by a greater fair value of the Greenstone gold interest during the period and the utilization of non-capital losses carried forward. Fair value gains on the Greenstone gold interest are recognized in net income but are not taxable until realized, creating a taxable temporary difference and a corresponding increase in the deferred tax liability. The Company expects to generate taxable income for 2026, compared with taxable losses in the comparative period. Applying non-capital losses carried forward against this income reduces the deferred tax asset previously recognized, with a corresponding deferred tax expense. The current tax expense in the current and comparative periods relates to withholding taxes on royalty revenue earned from certain foreign royalties.

8.	Liquidity and capital resources

As at September 30, 2026, the Company had a cash balance of $2.1 million. As of the date of this MD&A, the Company has eight revenue-generating royalties and streams, which, together with the Company’s working capital and $25.0 million available under the Company’s revolving credit facility, provide sufficient cash for Versamet to cover all operating expenses, working capital requirements, and debt repayments for at least 12 months from September 30, 2026.

Cash flows

Quarter ended September 30, 2026, compared to September 30, 2025:

During the quarter ended September 30, 2026, the Company’s cash balance decreased by $11.1 million. This decrease was primarily due to: $21.1 million in revenue inflows, $1.4 million in cash payments for metal delivered under streams included in cost of sales, $1.3 million in cash operating expenses, and a $0.4 million outflow related to working capital. The Company repaid $20.0 million on the Credit Facilities and paid $8.7 million in cash interest charges on outstanding debt. Additionally, the Company paid $0.2 million in cash withholding taxes.

Versamet Royalties	Management’s Discussion & Analysis	12

During the quarter ended September 30, 2025, the Company’s cash balance increased by $1.4 million. This increase was primarily due to: $8.1 million in revenue inflows, $0.9 million in cash payments for metal delivered under streams included within cost of sales, and $1.0 million in cash operating expenses. The Company recorded a $1.9 million outflow related to working capital. The Company drew down net $124.0 million on the Credit Facilities to fund the $125.0 million acquisition of the Rosh Pinah silver stream and Santa Rita royalty. The Company also incurred $1.7 million in financing costs, primarily $1.0 million in cash interest charges on debt outstanding and $0.7 million in commitment fees related to the Credit Facilities. Additionally, the Company paid $0.1 million in cash taxes.

Nine months ended September 30, 2026, compared to September 30, 2025:

During the nine months ended September 30, 2026, the Company’s cash balance decreased by $1.6 million. This decrease was primarily due to: $68.8 million in revenue inflows, $5.0 million in cash payments for metal delivered under streams included in cost of sales, $6.0 million in cash operating expenses, and a $3.6 million working capital outflow. The Company drew $340.0 million on the Credit Facilities to fund the $340.0 million cash portion of the Eskay Creek Gold Stream acquisition. The Company repaid $156.0 million on the Credit Facilities, primarily from net proceeds of $117.4 million from the Offering and private placements and from cash generated from operations. The Company paid $15.7 million in cash interest charges on outstanding debt and $0.8 million in commitment fees related to amendments to the Credit Facilities. Additionally, the Company paid $0.6 million in cash withholding taxes.

During the nine months ended September 30, 2025, the Company’s cash balance increased by $1.0 million. This increase was primarily due to: $16.4 million in revenue inflows, $2.2 million in cash payments for metal delivered under streams included within cost of sales, and $3.0 million in cash operating expenses. The Company recorded a $3.5 million outflow related to working capital. The Company drew net $176.0 million on the Credit Facilities to fund the $160.0 million acquisitions of the Rosh Pinah silver stream, Santa Rita royalty, and the Kolpa copper stream, and the $16.4 million repayment of the Beedie Convertible Debt in full. The Company also incurred $5.5 million of financing costs, including $2.4 million in non-recurring prepayment fees related to the early repayment of the Beedie Convertible Debt, $2.1 million of cash interest charges on debt outstanding, and $1.0 million of commitment fees. Further, the Company paid $0.4 million in cash taxes.

Debt

Credit Facilities

On September 24, 2025, the Company amended its credit facility agreement to increase its revolving credit facility (“RCF”) to $100 million with a $25 million accordion feature and add a new $80 million term loan facility arranged by Bank of Montreal (“BMO”), as lead arranger, and National Bank of Canada (“NBC”). Amounts drawn were subject to interest at SOFR plus 2.25% to 3.50% per annum, and the undrawn portion of the RCF was subject to a standby fee of 0.5063% to 0.7875% per annum, both of which are dependent on the Company’s leverage ratio. The term loan was repayable in quarterly instalments of $7.5 million commencing on March 31, 2026, with a final bullet payment of $20 million at maturity on March 31, 2028. The RCF was scheduled to mature on April 30, 2028.

Versamet Royalties	Management’s Discussion & Analysis	13

On March 4, 2026, the Company amended its credit facility agreement to increase its RCF to $200 million with a $25 million accordion feature and retired the term loan, which was fully repaid from proceeds from the Offering and private placement.

On April 3, 2026, the Company amended its credit facility agreement to increase its RCF to $250 million and add a new $150 million term loan (together the “Credit Facilities”), arranged by BMO and NBC. The Credit Facilities provide for a $100 million accordion on the RCF once the term loan has been repaid in full. Amounts drawn on the Credit Facilities are subject to interest at adjusted SOFR plus 2.25% to 3.75% per annum. The undrawn portion of the RCF is subject to a standby fee of 0.5063% to 0.8438% per annum, both of which are dependent on the Company’s leverage ratio (as defined in the Credit Facilities agreement). The term loan is repayable in quarterly instalments commencing on June 30, 2026, with a final bullet repayment of $40 million at maturity on March 31, 2028. The RCF matures on March 4, 2029.

The Company had principal outstanding amounts of $355 million under the Credit Facilities as of the date of this MD&A.

Commitments and contractual obligations

The following table shows the Company’s contractual obligations as they fall due as at September 30, 2026:

In $000s	Within 1 year $	1–5 years $	Over 5 years $	Total Sep. 30, 2026 $
Trade and other payables	1,234	-	-	1,234
Credit facilities [1]	91,054	316,919	-	407,973
Total	92,288	316,919	-	409,207

1.	The estimated interest amounts related to the Credit Facilities are included in the table above.

The Company has no liabilities other than those presented in the table above or discussed elsewhere in this MD&A and has no commitments for capital expenditures or contractual obligations. The Company intends to grow through the acquisition of additional royalties, streams and other interests; however, capital markets may not be receptive to offerings of new equity from treasury or debt, whether by way of private placements or public offerings. The Company’s growth and success may be dependent on external sources of financing which may not be available on acceptable terms.

9.	Transactions with related parties

Related parties are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, either directly or indirectly. Related parties of the Company include the members of the Board of Directors, officers of the Company, close family members of these individuals, and any companies controlled by these individuals.

B2Gold

B2Gold is considered a related party of the Company as a result of its significant influence through its share ownership in the Company and its ability to nominate a representative for election to the Company’s board of directors.

Versamet Royalties	Management’s Discussion & Analysis	14

Tether Investments

Tether Investments is considered a related party of the Company as a result of its significant influence through its share ownership in the Company and its ability to nominate a representative for election to the Company’s board of directors.

During the nine months ended September 30, 2026, Tether Investments has completed two non-brokered private placements, to which the Company has sold 1,891,539 common shares for net proceeds of $19.0 million, pursuant to the exercise of Tether Investments’ participation rights in the public offering and shares issued for the Eskay Creek Gold Stream acquisition.

Sandstorm

Sandstorm was a related party of the Company as a result of its significant influence through its share ownership in the Company and its ability to nominate a representative to the Company’s board of directors.

On October 20, 2025, Sandstorm was acquired by Royal Gold Inc. (“Royal Gold”) and Royal Gold became a related party through its acquired share ownership in the Company. Royal Gold subsequently sold its shares in Versamet to Tether Investments and Nemesia S.à.r.l (“Nemesia”), a company controlled by trusts of the Lundin family, and Royal Gold ceased to be a related party.

Compensation of Key Management Personnel

Key management personnel include persons having the authority and responsibility for planning, directing, and controlling the activities of the Company as a whole, including its Board of Directors. Compensation for key management personnel of the Company was as follows:

In $000s	3 months ended Sep. 30, 2026 $	3 months ended Sep. 30, 2025 $	9 months ended Sep. 30, 2026 $	9 months ended Sep. 30, 2025 $
Salaries and benefits	449	107	1,357	1,132
Share-based compensation	401	294	2,012	528
Total	850	401	3,369	1,660

10.	Outstanding share data

As at the date of this MD&A, the Company had 108,829,507 Common Shares outstanding, 2,605,407 stock options outstanding with a weighted average exercise price of C$3.70, 1,099,131 outstanding restricted share units and 109,445 performance-based restricted share units. Of the total Common Shares issued, 395,914 are being held in escrow subject to certain milestones being met with respect to the El Pilar royalty asset; in the event such milestones are not met, these Common Shares are returned to Versamet.

11.	Non-IFRS measures

This MD&A refers to certain non-IFRS measures, including (i) Attributable Gold Equivalent Ounces, (ii) average cash cost per Attributable Gold Equivalent Ounce (iii) average cash cost margin (iv) cash flows from operating activities before working capital changes (v) cash flows from operating activities before working capital changes per share (vi) EBITDA and (vii) Adjusted EBITDA (the “Non-IFRS Measures”). The Non-IFRS measures are not standard measures under IFRS and the Company’s method of calculating the Non-IFRS Measures may differ from the methods used by other issuers. Therefore, the Company’s Non-IFRS measures may not be comparable to similar measures presented by other issuers. See below for a description of each non-IFRS measure and a reconciliation to the nearest IFRS measure for the period.

Versamet Royalties	Management’s Discussion & Analysis	15

Attributable Gold Equivalent Ounces is calculated by converting the Company’s royalty revenue and stream sales to a GEO basis by dividing the royalty revenue plus stream sales for a period by the average gold price based on the LBMA Gold Price PM Fix per ounce for the same respective period. Total Attributable GEOs sold includes the GEOs from the Company’s royalty revenue and stream sales, plus the gold ounces sold from the Greenstone gold interest and Santa Rita royalty amounts received related to the period between the effective date of the contract and closing of the agreement, which have been treated as an adjustment to the purchase consideration for accounting. Management believes that adjusting for these amounts more accurately depicts GEOs attributable to the Company. The Company presents Total Attributable GEOs as it believes that this is useful information to allow investors to evaluate the Company’s performance in comparison to other streaming and royalty companies in the precious metals mining industry that present results on a similar basis.

For the three months ended:

Revenue in $000s	Sep. 30, 2026	Jun. 30, 2026	Mar. 31, 2026	Dec. 31, 2025	Sep. 30, 2025	Jun. 30, 2025	Mar. 31, 2025	Dec. 31, 2024
Revenue	21,115	23,733	23,968	18,364	8,118	4,825	3,454	3,249
Divided by:
Average realized gold price per ounce	4,258	4,516	4,878	4,145	3,451	3,272	2,853	2,636
	4,959	5,255	4,913	4,430	2,354	1,475	1,211	1,232
Santa Rita Adjustment	-	-	-	-	345	-	-	-
Total Attributable GEOs	4,959	5,255	4,913	4,430	2,699	1,475	1,211	1,232

For the nine months ended:

Revenue in $000s	Sep. 30, 2026	Sep. 30, 2025
Revenue	68,816	16,397
Divided by:
Average realized gold price per ounce	4,549	3,267
	15,127	5,040
Santa Rita Adjustment	-	345
Total Attributable GEOs	15,127	5,385

Average cash cost per Attributable GEO is calculated by dividing the Company’s cost of sales, excluding depletion and other non-cash cost of sales by the number of Attributable GEOs (described above). The Company presents average cash cost per Attributable GEO because it believes this is useful for investors to evaluate the Company’s performance and ability to generate cash flow in comparison to other streaming and royalty companies in the precious metals mining industry that present results on a similar basis.

Average cash cost margin is calculated by dividing the difference between the Average realized gold price per ounce and the Average cash cost per Attributable GEO by the Average realized gold price per ounce. The Company presents average cash cost margin as it believes that this is useful information to allow investors to evaluate the Company’s performance and ability to generate cash flow in comparison to other streaming and royalty companies in the precious metals mining industry who present results on a similar basis.

Versamet Royalties	Management’s Discussion & Analysis	16

For the three months ended:

Cost of sales amounts in $000s	Sep. 30, 2026	Jun. 30, 2026	Mar. 31, 2026	Dec. 31, 2025	Sep. 30, 2025	Jun. 30, 2025	Mar. 31, 2025	Dec. 31, 2024
Cost of sales (excluding depletion)	4,974	5,599	5,930	4,852	3,769	3,490	2,995	2,765
Less: non-cash cost of sales related to Greenstone gold interest	(3,565)	(3,835)	(4,102)	(3,534)	(2,897)	(2,753)	(2,396)	(2,212)
Cash cost of sales	1,409	1,764	1,828	1,318	872	737	599	553
Divided by:
Total Attributable GEOs	4,959	5,255	4,913	4,430	2,699	1,475	1,211	1,232
Average cash cost per Attributable GEO	284	336	372	298	323	500	495	449
Average cash cost margin	93%	93%	92%	93%	91%	84%	83%	83%

For the nine months ended:

Cost of sales amounts in $000s	Sep. 30, 2026	Sep. 30, 2025
Cost of sales (excluding depletion)	16,503	10,254
Less: non-cash cost of sales related to Greenstone gold interest	(11,502)	(8,046)
Cash cost of sales	5,001	2,208
Divided by:
Total Attributable GEOs	15,127	5,385
Average cash cost per Attributable GEO	331	410
Average cash cost margin	93%	87%

Cash flow from operating activities before working capital changes is calculated by adding back the decrease or subtracting the increase in changes in non-cash working capital (being trade and other receivables and prepaid assets and trade and other payables) to or from cash provided by (used in) operating activities. The Company presents cash flows from operating activities before changes in non-cash working capital as it believes this presents a useful measure of the Company’s ability to generate cash to cover operating expenses from its cash-flowing royalties.

Cash flows from operating activities before working capital changes per share is calculated by dividing the cash flow from operating activities before working capital changes by the weighted average number of Common Shares of the Company outstanding during the period. The Company presents cash flows from operating activities before changes in non-cash working capital on a per-share basis because it believes this provides a useful measure for shareholders to evaluate the Company’s performance.

For the three months ended:

In $000s, except for share and per share amounts	Sep. 30, 2026	Jun. 30, 2026	Mar. 31, 2026	Dec. 31, 2025	Sep. 30, 2025	Jun. 30, 2025	Mar. 31, 2025	Dec. 31, 2024
Cash flows provided by operating activities	17,790	20,295	15,389	9,728	4,255	2,310	652	2,103
Working capital changes	352	(845)	4,111	4,201	1,881	899	759	(967)
Cash flows from operations before working capital changes	18,142	19,450	19,500	13,929	6,136	3,209	1,411	1,136
Weighted average ordinary shares outstanding	108,433,593	107,806,492	99,874,905	92,986,121	92,971,426	92,744,605	92,414,345	92,311,790
Cash flows from operations before working capital changes per share	0.17	0.18	0.20	0.15	0.07	0.03	0.02	0.01

Versamet Royalties	Management’s Discussion & Analysis	17

For the nine months ended:

In $000s, except for share and per share amounts	Sep. 30, 2026	Sep. 30, 2025
Cash flows provided by operating activities	53,474	7,217
Working capital changes	3,618	3,539
Cash flows from operations before working capital changes	57,092	10,756
Weighted average ordinary shares outstanding	105,403,014	92,698,748
Cash flows from operations before working capital changes per share	0.54	0.12

EBITDA refers to earnings (or loss) determined in accordance with IFRS, before finance and interest expense, interest income, income tax expense (recovery) and depreciation (including depletion) and amortization. This measure is used by management and investors to determine the ability of an issuer to generate cash from operations. Management believes this measure is a useful supplemental measure from which to determine the Company’s ability to generate cash available for working capital requirements, investment expenditures and income taxes.

Adjusted EBITDA adjusts EBITDA to exclude any non-cash cost of sales, impairment charges and gains/losses on assets and liabilities which are mark-to-market each reporting period. Management believes this measure is a useful supplemental measure from which to determine the Company’s ability to generate cash available for working capital requirements, investment expenditures and income taxes.

For the three months ended:

In $000s	Sep. 30, 2026	Jun. 30, 2026	Mar. 31, 2026	Dec. 31, 2025	Sep. 30, 2025	Jun. 30, 2025	Mar. 31, 2025	Dec. 31, 2024
Net income (loss)	4,079	4,898	13,757	15,059	3,319	170	1,784	(7,261)
Finance and interest expense	7,368	6,792	2,128	3,629	1,313	6,592	628	669
Income taxes	1,912	2,102	5,770	6,384	1,449	662	775	(1,408)
Interest income	(130)	(80)	(29)	(152)	(91)	(13)	(11)	(18)
Depletion and amortization	4,241	4,142	4,006	3,654	1,624	661	238	170
EBITDA	17,470	17,854	25,632	28,574	7,614	8,072	3,414	(7,848)
Non-cash cost of sales – Greenstone gold interest	3,565	3,835	4,102	3,534	2,897	2,753	2,396	2,212
Change in fair value of Greenstone gold interest	(3,180)	(2,876)	(11,272)	(18,482)	(4,796)	(5,433)	(4,212)	(1,099)
Change in fair value of derivative liability	-	-	-	-	-	(3,173)	(112)	(198)
Adjustment for Impairment of royalty interest	-	-	-	-	-	-	-	8,350
Adjusted EBITDA	17,855	18,813	18,462	13,626	5,715	2,219	1,486	1,417

For the nine months ended:

In $000s	Sep. 30, 2026 $	Sep. 30, 2025 $
Net income	22,734	5,273
Finance and interest expense	16,288	8,533
Income taxes	9,784	2,886
Interest income	(239)	(115)
Depletion and amortization	12,389	2,523
EBITDA	60,956	19,100
Non-cash cost of sales – Greenstone gold interest	11,502	8,046
Change in fair value of Greenstone gold interest	(17,328)	(14,440)
Change in fair value of derivative liability	-	(3,285)
Adjusted EBITDA	55,130	9,421

Versamet Royalties	Management’s Discussion & Analysis	18

12.	Off-balance sheet arrangements

The Company did not have any off-balance sheet arrangements as at September 30, 2026 or December 31, 2025.

13.	Significant estimates and judgments

The preparation of the financial statements in conformity with IFRS required management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes the estimates and assumptions used in the Company’s financial statements are reasonable; however, actual results could differ from those estimates and could impact future results of operations and cash flows.

Significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty are the same as those that applied to the annual financial statements as at and for the year ended December 31, 2025.

14.	Financial instruments and capital management

As at September 30, 2026 and December 31, 2025, the Company’s financial instruments consist of cash and cash equivalents, trade and other receivables, investments, the Greenstone gold interest, trade and other payables and the Credit Facilities. The Company classifies cash and cash equivalents and trade and other receivables as financial assets held at amortized cost; the Company holds its investments at FVTOCI. The Company classifies trade and other payables and the Credit Facilities as other financial liabilities held at amortized cost. The Greenstone gold interest is carried at FVTPL.

The fair value hierarchy establishes three levels to classify the inputs of valuation techniques used to measure fair value. The three levels of the fair value hierarchy are below:

Level 1 — fair values based on unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 — fair values based on inputs that are observable for the asset or liability, either directly or indirectly; and

Level 3 — fair values based on inputs for the asset or liability that are not based on observable market data.

The following tables set forth the Company’s financial assets and liabilities measured at fair value on a recurring basis by level within the fair value hierarchy as at September 30, 2026 and December 31, 2025.

As at September 30, 2026:

In $000s	Total $	Quoted prices in active markets for identical assets (Level 1) $	Significant other observable inputs (Level 2) $	Significant unobservable inputs (Level 3) $
Investments	1,004	1,004	-	-
Greenstone gold interest	89,454	-	-	89,454
Total	90,458	1,004	-	89,454

Versamet Royalties	Management’s Discussion & Analysis	19

As at December 31, 2025:

In $000s	Total $	Quoted prices in active markets for identical assets (Level 1) $	Significant other observable inputs (Level 2) $	Significant unobservable inputs (Level 3) $
Investments	1,011	1,011	-	-
Greenstone gold interest	83,628	-	-	83,628
Total	84,639	1,011	-	83,628

The fair value of the Company’s other financial instruments, which include cash and cash equivalents, trade and other receivables, and trade and other payables, approximates their carrying values at September 30, 2026 and December 31, 2025 due to their short-term nature. The fair value of the Company’s Credit Facilities, which is measured using Level 2 inputs, approximates its carrying value as it has a floating interest rate and the Company’s credit spread has remained approximately consistent. There were no transfers between the levels of the fair value hierarchy during the period ended September 30, 2026 and the year ended December 31, 2025.

The risk exposure arising from these financial instruments is summarized as follows:

Credit risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is limited to the carrying value of its cash and cash equivalents and trade and other receivables. The Company’s trade and other receivables are subject to the credit risk of the counterparties who own and operate the mines underlying Versamet’s royalty and other assets portfolio. In order to mitigate its exposure to credit risk, the Company monitors its financial assets and holds its cash with a highly rated Canadian financial institution.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s approach to managing liquidity risk is to have in place a planning and budgeting process to ensure that it will have sufficient liquidity to meet liabilities when due in the normal course of operations. In assessing liquidity risk, the Company takes into account its cash and expected income from royalties, streams and the Greenstone gold interest.

Market risk

Market risk is the risk that changes in market prices, such as commodity price risk, foreign exchange rates, interest rates and equity prices will affect the Company’s income or the value of its holdings or financial instruments.

Commodity price risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in market prices. Commodity prices can be subject to volatile price movements, which can be material and can occur over short periods of time and are affected by numerous factors, all of which are beyond the Company’s control.

Financial instruments that impact net income and total comprehensive income of the Company due to currency fluctuations include cash and cash equivalents, trade and other receivables, investments, and trade and other payables denominated in Canadian dollars. Based on the Company’s Canadian dollar monetary assets and monetary liabilities as at September 30, 2026, a 10% increase or decrease in the Canadian dollar relative to the United States dollar would have an approximate impact of $nil on net income and $0.1 million on total comprehensive income as at September 30, 2026.

Versamet Royalties	Management’s Discussion & Analysis	20

The Company is exposed to commodity price movements as a result of the Greenstone interest. The Company holds the Greenstone gold interest at FVTPL. The fair value is calculated using a series of inputs into a discounted cash flow, including the gold price. A 10% increase or decrease in the gold price used in the valuation as at September 30, 2026 would increase or decrease net income and total comprehensive income by $8.9 million.

Capital management

The Company manages its capital structure and adjusts it, based on the funds available to the Company, to support its activities, continue as a going concern and maximize its return to stakeholders. The Company considers capital to be all accounts in equity and all borrowings of the Company. The Company is subject to certain covenants under the Credit Facilities; at September 30, 2026, the Company was in compliance with all covenants. The Board of Directors does not establish quantitative return on capital criteria for management but rather relies on the expertise of management to maintain an appropriate liquidity profile to allow management to execute on its strategic plan. Additional funds may be required to finance the Company’s operations in the future.

15.	Other risk factors

The Company’s business and future prospects are subject to significant risks. For details of these risks, please refer to the risk factors under the heading “Risk Factors” in the Company’s Annual Information Form dated March 31, 2026 as filed under the Company’s profile on SEDAR+ at www.sedarplus.ca.

16.	Internal controls over financial reporting and disclosure controls and procedures

Internal Controls over Financial Reporting

Management, with the participation of the Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), are responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. As a result, even those systems determined to be effective can only provide reasonable assurance regarding the preparation of financial statements.

The Company’s management has determined that there have been no significant changes in the Company’s internal control over financial reporting during the nine months ended September 30, 2026, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Disclosure Controls and Procedures

Disclosure controls and procedures (“DC&P”) are designed to provide reasonable assurance that material information is identified and that information required to be disclosed by the Company in reports that the Company files or submits is recorded, processed, summarized and reported within the time periods specified in the securities legislation. The CEO and CFO have evaluated whether there were changes to the DC&P during the nine months ended September 30, 2026, that have materially affected, or are reasonably likely to materially affect, the DC&P. No such changes were identified through their evaluation.

Versamet Royalties	Management’s Discussion & Analysis	21

17.	Cautionary note regarding forward-looking statements

This MD&A contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). All statements other than statements of historical fact are forward-looking statements. They can often be identified by words such as “expects”, “anticipates”, “plans”, “estimates”, “guidance”, “outlook”, “targets”, “intends”, “believes” or “potential”, or by statements that events “may”, “could”, “would”, “might” or “will” occur.

Forward-looking statements in this MD&A include, but are not limited to, statements relating to: the Company’s 2026 outlook, including expected Attributable GEOs, average cash cost margin and revenue mix; expected production, sales and deliveries and their timing, including at Kiaka and Greenstone and the contribution of unsold gold at Kiaka; the expected construction, commissioning, first production, expansions and technical studies and other development plans at or relating to properties underlying the Company’s interests, including Eskay Creek, Toega, El Pilar, Rosh Pinah, Blackwater, Santa Rita, Cuiú Cuiú, Converse, PC Silver Mine and Zuun Mod and the timing thereof; mineral reserve and mineral resource estimates, preliminary economic assessments and mine lives disclosed by operators; potential adjustments to the Eskay Creek gold stream; the sufficiency of the Company’s liquidity and capital resources, and the Credit Facilities; the Company’s expected tax position and status as a passive foreign investment company; and the Company’s growth and acquisition strategy.

Forward-looking statements are based on management’s opinions, estimates, and assumptions as of the date of this MD&A, including: commodity prices consistent with consensus forecasts; the owners and operators of the underlying properties operating them in a manner consistent with past practice and achieving their publicly disclosed guidance and timelines; the accuracy of their public disclosures; the timing of operators’ sales and deliveries; counterparties meeting their obligations to the Company; no material adverse change in the political, fiscal, or regulatory regime affecting the underlying properties; the continued availability of the Credit Facilities; and no material change in the Company’s tax treatment.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. These include: commodity price volatility; the Company’s lack of control over the underlying properties; the concentration of the Company’s cash flow in Kiaka, Greenstone and Eskay Creek; risks in the jurisdictions where the underlying properties are located, including Burkina Faso; construction, development and ramp-up delays; the accuracy of mineral reserve and mineral resource estimates and production forecasts; the Company’s indebtedness and interest rates; access to capital; and the other risks described under “Risk Factors” in the Company’s annual information form dated March 31, 2026, available on SEDAR+ at www.sedarplus.ca, and in its annual report on Form 20-F for the year ended December 31, 2025, available on EDGAR at www.sec.gov.

These lists are not exhaustive. Forward-looking statements are not guarantees of future performance, and readers should not place undue reliance on them. Certain forward-looking statements, including the expected 2026 average cash cost margin, may constitute a “financial outlook” under applicable Canadian securities legislation. This information is provided to help readers understand management’s current expectations for 2026 and may not be appropriate for other purposes. Forward-looking statements are made as of the date of this MD&A. Except as required by applicable securities laws, the Company does not undertake to update them.

Versamet Royalties	Management’s Discussion & Analysis	22

18.	Technical and third-party information

Third-party information

Except where otherwise stated, disclosure in this MD&A about the properties underlying the Company’s royalty, stream and other interests is based on information publicly disclosed by their owners or operators as at the date hereof and none of this information has been independently verified by the Company. As a royalty and stream holder, the Company has limited, if any, access to those properties and generally cannot independently verify that information. Although the Company has no knowledge that such information is inaccurate or incomplete in any material respect, there can be no assurance that it is complete or accurate. Some publicly reported information may relate to a larger area, or to more production, mineral reserves or mineral resources, than the Company’s interest covers.

Qualified Persons

The scientific and technical information in this MD&A has been reviewed and approved by Diego Airo, P.Eng., Executive Vice President, Project Evaluation of Versamet, who is a “qualified person” as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). The Company considers Kiaka, Greenstone and Eskay Creek to be its material mineral projects.

Mineral reserves and mineral resources

Mineral reserve and mineral resource estimates referred to in this MD&A were prepared by the owners or operators of the relevant properties under NI 43-101, the Joint Ore Reserves Committee Code, 2012 Edition or S-K 1300 (as defined below), as applicable. Mineral resources that are not mineral reserves do not have demonstrated economic viability, and inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. Preliminary economic assessments referred to in this MD&A are preliminary in nature and include inferred mineral resources, and there is no certainty that they will be realized.

Cautionary note to United States investors

Technical information in this MD&A has been prepared in accordance with Canadian securities laws, which differ from the requirements of the United States Securities and Exchange Commission under subpart 1300 of Regulation S-K (“S-K 1300”). The Company is not required to present disclosure about its mineral properties in compliance with S-K 1300 in this MD&A. Accordingly, information in this MD&A concerning mineral properties may not be comparable to similar information made public by United States companies subject to S-K 1300, or to information presented by the Company in its annual report on Form 20-F.

Versamet Royalties	Management’s Discussion & Analysis	23